Five MFS Closed-End Funds Announce Final Results of Tender Offers for

Municipal Auction Rate Cumulative Preferred Shares

BOSTON (September 12, 2012) – MFS® California Municipal Fund (NYSE: CCA), MFS® High Income Municipal Trust (NYSE: CXE), and MFS® Municipal Income Trust (NYSE: MFM) each announced the expiration and final results for its cash tender offer to purchase up to 100% of its outstanding Municipal Auction Rate Cumulative Preferred Shares ("ARPS"). Each fund's tender offer expired on September 12, 2012, at 8:00 a.m. New York City time. All shares that were validly tendered and not withdrawn during the offering period have been accepted for payment.

CCA has accepted for payment 977 ARPS, which represents approximately 99.9% of its outstanding ARPS, and one (1) Municipal Auction Rate Cumulative Preferred Share remains outstanding.

CXE has accepted for payment 3,675 ARPS, which represents approximately 94.2% of its outstanding ARPS, and 225 ARPS remain outstanding.

MFM has accepted for payment 4,259 ARPS, which represents approximately 93.6% of its outstanding ARPS, and 291 ARPS remain outstanding.

In addition, MFS® High Yield Municipal Trust (NYSE: CMU) and MFS® Investment Grade Municipal Trust (NYSE: CXH) each announced that all conditions to the closing of its cash tender offer to purchase up to 100% of its outstanding ARPS have been satisfied. CMU accepted for payment 2,844 ARPS, which represents approximately 94.8% of its outstanding ARPS, and 156 ARPS remain outstanding. CXH accepted for payment 1,917 ARPS, which represents approximately 98.3% of its outstanding ARPS, and 33 ARPS remain outstanding.

The ARPS of each fund that were not tendered remain outstanding. Pursuant to approval by ARPS holders, each fund's bylaws have been amended to replace Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. ("S&P"), with Fitch, Inc. ("Fitch"), as a ratings agency for each fund's ARPS and make other noted changes as described in the funds' Notice of Special Meeting and Proxy Statement dated August 9, 2012. Otherwise, the terms of the outstanding ARPS remain the same.

Stockholders who have questions about the tender offers should contact their financial advisor or call Warren Antler of AST Fund Solutions, Inc., each fund’s information agent for its tender offer, at 212-400-2605.

Each fund offered to purchase its outstanding ARPS at a price per share equal to 95% of the ARPS' per share liquidation preference of $25,000 ($23,750 per share) plus any unpaid dividends accrued through the expiration date of the tender offer.

MFS Investment Management® (MFS®) manages $293.4 billion in assets as of August 31, 2012. The company traces its origins to 1924 and the creation of America's first mutual fund.

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This release is not a prospectus, circular or representation intended for use in the purchase or sale of fund shares. Shares of the funds are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Shares of the funds involve investment risk, including possible loss of principal. For more complete information about each fund, including risks, charges, and expenses, please see the fund’s annual and semi annual shareholder report.

The funds are closed-end funds. Common shares of the funds are only available for purchase/sale on the NYSE at the current market price, except MFS California Municipal Fund, which is available for purchase/sale on the NYSE/AMEX at the current market price. Common shares may trade at a discount to NAV.

MFS Investment Management

500 Boylston St., Boston, MA 02116

26098.1

Contacts:

MFS Shareholders or Financial Advisors (investment product information):

Information Agent: AST Fund Solutions, Warren Antler, 212-400-2605, wantler@astfundsolutions.com

MFS Investment Management: Justin Miller, 800-343-2829, ext. 57702

Media Only:

John Reilly, 617-954-5305, or Dan Flaherty, 617-954-4256